NEWS

Sequans Announces $384M Strategic Investment
to Launch Bitcoin Treasury Initiative

Paris – June 23, 2025 – Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading developer and provider of 5G/4G IoT semiconductors and modules, today announced it is establishing a bitcoin treasury, marking a strategic expansion alongside its core semiconductor cellular IoT business.

To implement this initiative, the Company has agreed to issue and sell approximately $195 million in equity securities and $189 million in principal amount of convertible senior secured notes, for total gross proceeds of approximately $384 million, through private placement offerings.

“Our bitcoin treasury strategy reflects our strong conviction in bitcoin as a premier asset and a compelling long-term investment,” said Georges Karam, CEO of Sequans. “We believe bitcoin’s unique characteristics will enhance our financial resilience and deliver significant value to our shareholders.”

To implement this initiative, the Company expects to partner with Swan Bitcoin, a leading provider of bitcoin treasury management solutions.

While launching this new initiative, Sequans remains committed to its core mission of advancing cellular IoT. “We continue to support our customers with a robust 4G and 5G product roadmap, delivering innovative solutions to meet evolving IoT application needs and ensuring a seamless transition from 4G to 5G,” Karam added.

The Company has entered into definitive agreements for the purchase and sale of (i) an aggregate of 1,392,857,140 ordinary shares, nominal value €0.01 per share, of the Company (the “Ordinary Shares”), represented by 139,285,714 American Depositary Shares (the “ADSs”) (or pre-funded warrants in lieu thereof), and common warrants to purchase up to 208,928,460 Ordinary Shares represented by 20,892,846 ADSs (or pre-funded warrants in lieu thereof) exercisable within 90 days of the closing of the Equity Private Placement (as defined below), at a combined purchase price of $1.40 per ADS and common warrant, the equivalent of $0.14 per Ordinary Share and common warrant at the current ratio, in a private placement (the “Equity Private Placement”) and (ii) secured convertible debentures (the “Secured Convertible Debentures”) in the aggregate principal amount of $189 million and common warrants to purchase up to 202,499,980 Ordinary Shares represented by 20,249,998 ADSs (or pre-funded warrants in lieu thereof) exercisable within 90 days of the closing of the Debt Private Placement (as defined below) in a private placement (the “Debt Private Placement” and, together with the Equity Private Placement, the “Offering”).

The Offering is expected to close on or around July 1, 2025, subject to shareholder approval at the Company’s ordinary and extraordinary general shareholders’ meeting on June 30, 2025 and customary closing conditions. Closing of the Debt Private Placement is contingent upon the completion of the Equity Private Placement for aggregate gross proceeds of not less than $195 million.

Northland Capital Markets and B. Riley Securities served as joint lead placement agents for the Offering. Yorkville Securities served as a placement agent for the Offering.

Lowenstein Sandler LLP is acting as U.S. legal counsel and ARCHERS (AARPI) is acting as French legal counsel to the Company. Goodwin Procter, LLP is acting as U.S. and French legal counsel to the placement agents.

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The securities described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder and, along with the Ordinary Shares represented by ADSs underlying the Secured Convertible Debentures, the pre-funded warrants and the common warrants, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to registration rights agreements with investors, the Company will agree to file resale registration statements covering the securities described above.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Switzerland, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

About Swan Bitcoin

Swan is one of the USA’s leading Bitcoin-based wealth platforms, serving the fast-growing cohort of Bitcoin investors. Swan’s mission-driven team simplifies Bitcoin custody, security, and investment, delivering elite concierge support, exclusive networking, and industry-leading research. Swan services include concierge OTC service, institutional-level liquidity, Bitcoin treasury strategy and operations, tax-loss harvesting, inheritance planning, retirement accounts, and secure custody options. To learn more, please visit swan.com.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including, but not limited to, with respect to the Offering, the satisfaction of closing conditions, including obtaining shareholder approval, in connection therewith and the use of proceeds therefrom. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be

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given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the completion of the Qualcomm transaction. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Contacts

Sequans investor relations: David Hanover/Gerrick Johnson, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com

Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com